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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                   Commission File Number 1-3720

(Check One):

[ ] Form 10-K and Form 10-KSB

[ ] Form 11-K

[ ] Form 20-F

[X] Form 10-Q and Form 10-QSB

[ ] Form N-SAR

For Period Ended  SEPTEMBER 30, 1999

[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:________________________________________________

         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________
________________________________________________________________________________




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                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant  FRESENIUS MEDICAL CARE HOLDINGS, INC.

         Former name if applicable______________________________________________

________________________________________________________________________________

         Address of principal executive office (Street and number) TWO LEDGEMONT CENTER, 95 HAYDEN AVENUE

         City, state and zip code LEXINGTON, MASSACHUSETTS  02420

                                     PART II
                             RULES 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Form 12b-25 (Part III-Reasons why Form 10-Q cannot be timely filed)

         As Fresenius Medical Care AG, the parent corporation of Fresenius Medical Care Holdings, Inc. (the "Company"), announced in a press release dated November 2, 1999, the Company intends to record a substantial and material charge against its consolidated earnings for the three months ended September 30, 1999 in respect of the investigations by the Office of Inspector General ("OIG") of the United States Department of Health and Human Services, the United States Attorney for the District of Massachusetts and other authorities of possible violations of federal laws, including the anti-kickback statutes and the False Claims Act, by certain of the Company's subsidiaries (the "Investigation"). The Company is engaged in intensive negotiations with the United States Government to settle potential claims related to the Investigation. Because the amount of the above-mentioned charge to earnings is not yet determinable, the Company is unable to complete, by November 15, 1999, the financial information to be included in its quarterly report on Form 10-Q for the three months ended September 30, 1999. The Company expects, by November 22, 1999, to complete its financial information and to file its Form 10-Q for the three months ended September 30, 1999.


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                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

Jerry A. Schneider                     (781)                       402-9000
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      (Name)                        (Area Code)               (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                            [X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X] Yes   [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company cannot quantitatively disclose the anticipated substantial change from the corresponding period for the last fiscal year that will be reflected in its earnings statement for the period ended September 30, 1999, because, for the reasons discussed above, the amount of the anticipated charge to the Company's earnings for the three months ended September 30, 1999 has not been determined as of the date hereof.

                      FRESENIUS MEDICAL CARE HOLDINGS, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    NOVEMBER 15, 1999                     By:    /s/ JERRY A. SCHNEIDER
         -----------------                            -----------------------
                                                      Chief Financial Officer


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